UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the fiscal year ended September 30, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the transition period from to

Commission file number 0-23340

ROCK-TENN COMPANY
1993 EMPLOYEE STOCK PURCHASE PLAN

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

ROCK-TENN COMPANY

504 Thrasher Street, Norcross, Georgia 30071

(Name of the issuer of the securities held pursuant to the plan and address of its principal executive offices)

ROCK-TENN COMPANY

INDEX TO FORM 11-K

Page
Reference
Financial Statements	3
Exhibits	11
Exhibit Index	13
EX-23.1 CONSENT OF CHERRY, BEKAERT & HOLLAND, L.L.P.
EX-23.2 CONSENT OF ERNST & YOUNG LLP

ROCK-TENN COMPANY
1993 EMPLOYEE STOCK PURCHASE PLAN

FINANCIAL STATEMENTS

For the Years Ended September 30, 2004 and 2003
with
Reports of Independent Auditors

ROCK-TENN COMPANY
1993 EMPLOYEE STOCK PURCHASE PLAN

Report of Independent Auditors

Compensation and Options Committee of the Board of Directors
Rock-Tenn Company

We have audited the accompanying statement of financial condition of the Rock-Tenn Company 1993 Employee Stock Purchase Plan (the “Plan”) as of September 30, 2004 and the related statement of changes in plan equity for the year ended September 30, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of September 30, 2003 and for the years ended September 30, 2003 and 2002 were audited by other auditors, whose report dated November 17, 2003, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Rock-Tenn Company 1993 Employee Stock Purchase Plan at September 30, 2004 and the changes in plan equity for the year ended September 30, 2004, in conformity with U.S. generally accepted accounting principles.

CHERRY, BEKAERT & HOLLAND, L.L.P.

Atlanta, Georgia
November 30, 2004

Report of Independent Registered Public Accounting Firm

Compensation and Options Committee of the Board of Directors
Rock-Tenn Company

We have audited the accompanying statements of financial condition of the Rock-Tenn Company 1993 Employee Stock Purchase Plan as of September 30, 2003 and the related statements of changes in plan equity for each of the two years in the period ended September 30, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Rock-Tenn Company 1993 Employee Stock Purchase Plan at September 30, 2003 and the changes in plan equity for each of the two years in the period ended September 30, 2003, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG LLP

Atlanta, Georgia
November 17, 2003

ROCK-TENN COMPANY
1993 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF FINANCIAL CONDITION

	September 30,
	2004	2003
Assets
Receivable from Rock-Tenn Company – (Notes 1 and 2)	$689,886	$588,078

TOTAL ASSETS	$689,886	$588,078

Liabilities and Equity
Obligations to purchase Rock-Tenn Company common stock – (Notes 1 and 2)	$689,886	$588,078
Plan equity	—	—

TOTAL LIABILITIES AND EQUITY	$689,886	$588,078

See notes to financial statements.

ROCK-TENN COMPANY
1993 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN PLAN EQUITY

	Years Ended September 30,
	2004	2003	2002
Plan equity at beginning of year	$—	$—	$—
Participant contributions	$3,822,153	$3,408,835	$3,052,043
Purchases of Rock-Tenn Company common stock – Note 1	(3,788,288)	(3,375,380)	(2,951,695)
Amounts refunded to Plan participants	(33,865)	(33,455)	(100,348)

Plan equity at end of year	$—	$—	$—

See notes to financial statements.

ROCK-TENN COMPANY
1993 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF THE PLAN

In 1993, the Board of Directors of Rock-Tenn Company (the “Company”) adopted the Rock-Tenn Company 1993 Employee Stock Purchase Plan. The Plan took effect on January 1, 1994. On October 23, 1997, the Company’s Board of Directors voted to amend and restate the Plan, thereby increasing the number of shares reserved for purchase under the Plan to 1,320,000. The amended and restated Rock-Tenn Company 1993 Employee Stock Purchase Plan was approved by Rock-Tenn Company shareholders on January 22, 1998. Effective November 1, 2000, Amendment Number One increased the number of shares reserved for purchase under the Plan to 2,320,000. Effective January 1, 2004, Amendment Number Two increased the number of shares reserved for purchase under the Plan to 3,320,000.

The Plan permits eligible employees to make regular, systematic purchases of the Company’s Class A common stock directly from the Company through payroll deductions. Substantially all regular, full-time employees of the Company and its subsidiaries are eligible to participate in the Plan upon completion of at least two years of employment as defined by the Plan. Voluntary employee contributions are deducted from participants’ compensation each pay period and are held for the participants’ accounts. All funds held by the Company under the Plan are included in the general assets of the Company.

On the first day of each of the four purchase periods (November 1, February 1, May 1 and August 1), participants in the Plan are granted an option to purchase shares of the Company’s Class A common stock. On the last day of each purchase period (January 31, April 30, July 31 and October 31), the Company uses participant contributions, net of refunds, to purchase shares of the Company’s Class A common stock for each participant. Contributions that exceed the plan provisions or the Internal Revenue Code limits are refunded to participants. The purchase price per share to the participant is equal to 85% of the market value, as defined in the Plan, of the Company’s Class A common stock on the first or last day of the purchase period, whichever amount is lower. For the purchase periods ending October 31, 2003, January 31, 2004, April 30, 2004, and July 31, 2004, a total of 289,032 shares of the Company’s Class A common stock was purchased for Plan participants. For the purchase periods ending October 31, 2002, January 31, 2003, April 30, 2003, and July 31, 2003, a total of 310,976 shares of the Company’s Class A common stock was purchased for Plan participants. For the purchase periods ending October 31, 2001, January 31, 2002, April 30, 2002, and July 31, 2002, a total of 244,244 shares of the Company’s Class A common stock was purchased for Plan participants. Stock certificates for all shares of the Company’s Class A Common Stock purchased under the Plan are issued to participants at the end of each purchase period.

Participants may terminate contributions and withdraw from the Plan at any time. Even though there are no current intentions to do so, the Board of Directors can terminate the Plan at any time. Stock purchase transactions in process at the time of such termination cannot be modified or canceled without the written consent of the participants.

ROCK-TENN COMPANY
1993 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires plan management to make estimates that affect the reported amounts of plan assets and liabilities and to disclose any contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in plan equity during the reporting period. Actual results could differ from those estimates, and the differences could be material.

Plan Administration

The Plan is administered by the Compensation and Options Committee of the Company’s Board of Directors, which consists of three outside directors.

Plan Expenses

The Company pays for the Plan’s administrative expenses.

NOTE 3—FEDERAL INCOME TAXES

The Plan qualifies as an Employee Stock Purchase Plan under Section 423 of the Internal Revenue Code of 1986. Issuance of shares under this Plan are not intended to result in taxable income to participants in the Plan based on provisions in Section 423 of the Internal Revenue Code.

EXHIBITS

     See separate Exhibit Index attached hereto and incorporated herein.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROCK-TENN COMPANY

Dated: December 17, 2004	By:	/s/ Steven C. Voorhees

Steven C. Voorhees
Executive Vice President & Chief Financial Officer
(Principal Financial Officer, Chief Accounting Officer and duly authorized officer)

INDEX TO EXHIBITS

Exhibit
Number	Description of Exhibits
23.1	Consent of Cherry, Bekaert & Holland, L.L.P.
23.2	Consent of Ernst & Young LLP.